UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

OWL ROCK CAPITAL CORPORATION II

(Name of Subject Company (Issuer))

OWL ROCK CAPITAL CORPORATION II

(Names of filing Person (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

Bryan Cole

Chief Financial Officer and Chief Operating Officer

Owl Rock Capital Corporation II

399 Park Avenue

38th Floor

New York, NY 10022

(212) 419-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Cynthia M. Krus

Kristin H. Burns

Eversheds Sutherland (US) LLP

700 Sixth Street, NW

Washington, DC 20001

(202) 383-0100

CALCULATION OF FILING FEE

Transaction Valuation(l)	Amount of Filing Fee(2)
$10,000,000	$1,091.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $10,000,000 in value of shares of common stock, par value $0.01 per share, of Owl Rock Capital Corporation II.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2021, equals 0.010910% of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,091.00	Filing Party: Owl Rock Capital Corporation II
Form or Registration No.: Schedule TO	Date Filed: August 23, 2021

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 23, 2021 by Owl Rock Capital Corporation II, a Maryland corporation (the “Company,” “Owl Rock,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to the number of shares (the “Shares”) of its issued and outstanding common stock, par value $0.01 per share (“Common Stock ”) that can be purchased with $10,000,000 at a price equal to $9.00 per Share (which reflects the Company’s price per Share in effect for purposes of issuing Shares pursuant to the Company’s distribution reinvestment plan as of September 29, 2021). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 23, 2021, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on September 27, 2021, and approximately 1,323,510 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer by approximately 212,399 Shares. The excess number of Shares tendered represents approximately 0.1% of number of issued and outstanding Shares as of September 29, 2021. Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, the acceptance for payment by an issuer of an additional amount of securities not to exceed two percent of the class of securities that is the subject of a tender offer shall not be deemed to be an increase requiring the tender offer to be extended. In accordance with this rule, the Company elected to purchase all Shares validly tendered and not withdrawn at a price equal to $9.00 per Share for an aggregate purchase price of approximately $11,911,588.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2021

OWL ROCK CAPITAL CORPORATION II

By:	/s/ Bryan Cole
Name:	Bryan Cole
Title:	Chief Financial Officer and Chief Operating Officer